Exhibit 99.1

MediWound Reports Third Quarter 2025 Financial Results and Provides Corporate Update

Ongoing Enrollment Continues in VALUE Phase III Trial of EscharEx® in Venous Leg Ulcers

Commissioning Completed for Expanded NexoBrid® Facility; Full Operational Capacity Expected by Year-End 2025

Balance Sheet Strengthened with $30 Million Equity Financing

Third Quarter 2025 Revenue of $5.4 Million, Up 23% Year-over-Year

Conference Call Today, November 20, 2025, at 8:30 a.m. Eastern Time

YAVNE, Israel, November 20, 2025 -- MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced financial results for the third quarter ended September 30, 2025, and provided a corporate update.

“We continued to execute our growth strategy this quarter, advancing both our operational capabilities and our late-stage clinical programs,” said Ofer Gonen, Chief Executive Officer of MediWound. “Completion of commissioning for our expanded NexoBrid manufacturing facility marks a significant milestone that positions us to meet rising global demand. Enrollment in the VALUE Phase III trial of EscharEx is progressing under a robust study design aligned with endpoints where EscharEx demonstrated strong results in Phase II. With a strengthened balance sheet following our recent $30 million equity financing, we remain focused on driving revenue growth, advancing our late-stage pipeline, and delivering long-term value.”

Third Quarter 2025 Highlights, Recent Developments, and Upcoming Milestones

EscharEx®

•
Enrollment continues to advance in VALUE, a global Phase III study of EscharEx in venous leg ulcers (VLUs), targeting 216 patients across approximately 40 sites in the U.S. and Europe, the majority of which are already active. The co-primary endpoints are the incidence of complete debridement and the facilitation of wound closure. A pre-specified interim sample-size assessment is planned after 65% of patients complete treatment.

•	Following constructive FDA feedback aligning on trial design and development strategy, the Company expects to initiate its clinical trial in diabetic foot ulcers (DFU) in the second half of 2026.

•
An updated market access and pricing assessment conducted by an independent global consulting firm estimated a peak sales opportunity of approximately $831 million for EscharEx. The estimate reflects updated clinical data and modeled health-economic considerations.

NexoBrid®

•
U.S. adoption continues to expand, with Vericel reporting NexoBrid’s highest quarterly revenue since launch, up 38% year-over-year and 26% sequentially. Vericel reported broad utilization across more than 60 burn centers and plans to pursue a permanent CPT code, which would become effective in 2027.

•
Commissioning of the expanded NexoBrid manufacturing facility has been completed. The facility is expected to reach full operational readiness by year-end 2025, increasing production capacity sixfold to

•	support growing global demand. Market availability remains subject to the completion of regulatory reviews.

•	The Therapeutic Goods Administration (TGA) approved NexoBrid for use in Australia for both adult and pediatric burn patients, expanding approved markets to 45 countries worldwide.

Corporate Development

•	Raised $30 million in equity financing from healthcare-focused investors, providing capital to advance the Company’s development programs and commercialization initiatives.

Third Quarter 2025 Financial Highlights

•
Revenue for the third quarter of 2025 was $5.4 million, compared to $4.4 million for the same period in 2024. The increase was primarily driven by higher development service revenue, reflecting additional contracts with the U.S. Department of Defense (DoD).

•	Gross profit was $0.9 million, or 16.5% of total revenue, compared to $0.7 million, or 15.5% of total revenue, in the prior-year period.

•
Research and development expenses were $3.5 million, compared to $2.5 million in the same period of 2024, driven by increased investment in the EscharEx VALUE Phase III trial and related clinical activities.

•	Selling, general and administrative expenses were $4.0 million, compared to $3.2 million in the same period of 2024, primarily due to increased marketing authorization holder expenses.

•	Operating loss was $6.5 million, compared to $5.1 million for the same period in 2024.

•
Net loss was $2.7 million, or $0.24 per share, compared to a net loss of $10.3 million, or $0.98 per share, in the third quarter of 2024. The reduction in net loss was primarily driven by non-cash financial income from the revaluation of warrants in the third quarter of 2025, compared to non-cash financial expenses from the revaluation of warrants in the same quarter last year.

•	Non-GAAP Adjusted EBITDA loss was $5.4 million, compared to a loss of $3.7 million in the prior-year quarter.

Year-to-Date 2025 Financial Highlights

•	Revenue for the first nine months of 2025 was $15.1 million, compared to $14.4 million in the same period of 2024.

•
Gross profit was $3.0 million, or 19.7% of total revenue, compared to $1.7 million, or 12.0% of total revenue, in the first nine months of 2024. The margin improvement primarily reflects a more favorable revenue mix.

•	Research and development expenses were $9.8 million, compared to $5.9 million for the same period in 2024.

•	Selling, general and administrative expenses were $10.6 million, compared to $9.1 million in the first nine months of 2024.

•	Operating loss was $17.5 million, compared to $13.3 million for the same period in 2024.

•
Net loss was $16.7 million, or $1.53 per share, compared to $26.3 million, or $2.72 per share, in the first nine months of 2024. The reduction in net loss was primarily driven by non-cash financial income from the revaluation of warrants in 2025, compared to non-cash financial expenses from the revaluation of warrants in the same period of 2024.

•	Non-GAAP Adjusted EBITDA loss was $13.9 million, compared to a loss of $9.9 million in the same period of 2024.

Balance Sheet Highlights

As of September 30, 2025, MediWound had $60 million in cash, cash equivalents, and short-term deposits, compared to $44 million as of December 31, 2024.

During the first nine months of 2025, the Company used $15.8 million in cash to fund operating activities.

MediWound strengthened its balance sheet through the completion of a $30.0 million registered direct offering and $3.5 million in proceeds from Series A warrant exercises.

Conference Call and Webcast

MediWound management will host a conference call for investors on Thursday, November 20, 2025, beginning at 8:30 a.m., Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-844-676-8833 (in the U.S.), 1-80-921-2373 (Israel), or 1-412-634-6869 (outside the U.S. & Israel). The call will be available via webcast by clicking HERE or on the Events & Presentations page of the Company’s website.

A replay of the call will be available on the Company’s website at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our senior management. However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company pioneering enzymatic, non-surgical therapies for tissue repair. The company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the United States, European Union, Japan, and additional international markets. MediWound’s late-stage pipeline product, EscharEx®, is an investigational therapy for the debridement of chronic wounds, with potential to become a new standard of care in wound management.

For more information, visit www.mediwound.com and follow us on LinkedIn and X (formerly Twitter).

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx® and NexoBrid®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 19, 2025 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:

Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com

MediWound, Ltd.

Unaudited Condensed Consolidated Statements of Financial Position
U.S. dollars in thousands

	September 30,		December 31,
	2025	2024	2024
CURRENT ASSTS:
Cash and cash equivalents and short-term deposits	59,090	45,562	43,161
Trade and other receivable	6,038	5,304	6,310
Inventories	4,405	3,022	2,692
Total current assets	69,533	53,888	52,163

NON-CURRENT ASSETS:
Other receivables and long-term restricted bank deposits	465	484	439
Property, plant and equipment	16,715	13,453	14,132
Right of use assets	7,660	6,793	6,663
Intangible assets	50	116	99
Total non-current assets	24,890	20,846	21,333

Total assets	94,423	74,734	73,496

CURRENT LIABILITIES:
Current maturities of long-term liabilities	1,057	726	612
Warrants	12,979	19,056	17,092
Trade payables and accrued expenses	8,510	3,131	5,281
Other payables	3,708	2,664	3,556
Total current liabilities	26,254	25,577	26,541

NON- CURRENT LIABILITIES:
Grants received in advance	758	-	736
Liabilities in respect of IIA grants	8,528	8,046	8,149
Lease liabilities	8,271	6,460	6,513
Severance pay liability, net	456	416	404
Total non-current liabilities	18,013	14,922	15,802

Total liabilities	44,267	40,499	42,343
Shareholders' equity*	50,156	34,235	31,153
Total liabilities and equity	94,423	74,734	73,496

*Shareholders' equity:

Issued and Outstanding Ordinary shares of NIS 0.07 par value: 12,821,433 as of September 30, 2025; 10,793,057 as of December 31, 2024 and 10,790,036 as of September 30, 2024

MediWound, Ltd.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss
U.S. dollars in thousands (except of share and per share data)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2025	2024	2025	2024	2024
Total revenues	15,092	14,382	5,429	4,355	20,222
Cost of revenues	12,116	12,651	4,533	3,678	17,588
Gross profit	2,976	1,731	896	677	2,634

Research and development	9,842	5,892	3,465	2,524	8,878
Selling and marketing	4,385	3,466	1,636	1,063	4,936
General and administrative	6,211	5,672	2,320	2,171	8,202
Other expenses	4	-	-	-	18
Operating loss	(17,466)	(13,299)	(6,525)	(5,081)	(19,400)

Financing income (expenses), net	866	(12,974)	3,926	(5,180)	(10,763)
Taxes on income	(96)	(43)	(53)	(21)	(61)
Net loss	(16,696)	(26,316)	(2,652)	(10,282)	(30,224)

Foreign currency translation adjustments	(19)	3	(9)	(7)	7
Total comprehensive loss	(16,715)	(26,313)	(2,661)	(10,289)	(30,217)

Basic and diluted net loss per share	(1.53)	(2.72)	(0.24)	(0.98)	(3.03)
Number of shares used in calculating basic and diluted loss per share	10,886,487	9,679,599	11,022,459	10,511,288	9,959,723

MediWound Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Nine months ended		Three months ended		Year Ended
	September 30,		September 30,		December 31,
	2025	2024	2025	2024	2024
Cash flows from operating activities:
Net loss	(16,696)	(26,316)	(2,652)	(10,282)	(30,224)
Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	1,170	1,086	418	361	1,483
Share-based compensation	2,446	2,316	740	1,046	3,138
Revaluation of warrants accounted at fair value	(1,838)	12,668	(4,215)	4,661	10,704
Revaluation of liabilities in respect of IIA grants	704	711	258	241	752
Revaluation of liabilities in respect of TEVA	-	770	-	564	770
Financing expenses and exchange differences of lease liability	1,286	238	343	221	487
Increase (decrease) in severance pay liability, net	52	(46)	(23)	(94)	(30)
Other expenses	4	-	-	-	18
Financial income, net	(1,341)	(1,486)	(399)	(568)	(2,039)
Unrealized foreign currency loss (gain)	(34)	74	(13)	(4)	47
	2,449	16,331	(2,891)	6,428	15,330
Changes in asset and liability items:
Decrease (increase) in trade receivables	458	285	675	(468)	(1,141)
Decrease (increase) in inventories	(1,713)	(161)	(562)	184	187
Decrease (increase) in other receivables	(239)	(283)	102	291	120
Increase (decrease) in trade payables and accrued expenses	2,409	(1,948)	1,718	(48)	406
Increase in grants received in advance	-	-	-	-	1,181
Increase in other payables	227	105	371	139	517
	1,142	(2,002)	2,304	98	1,270
Net cash used in operating activities	(13,105)	(11,987)	(3,239)	(3,756)	(13,624)

MediWound Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Nine months ended		Three months ended		Year Ended
	September 30,		September 30,		December 31,
	2025	2024	2025	2024	2024
Cash flows from investing activities:
Purchase of property and equipment	(3,053)	(5,467)	(1,045)	(1,192)	(6,273)
Interest received	1,409	1,588	824	461	2,252
Proceeds from (investment in) short-term bank deposits, net	7,585	(9,346)	4,600	(13,555)	(4,376)
Net cash provided by (used in) investing activities	5,941	(13,225)	4,379	(14,286)	(8,397)

Cash flows from financing activities:
Repayment of leases liabilities	(867)	(686)	(330)	(228)	(928)
Proceeds from exercise of warrants and share options	3,624	1,210	2,786	600	1,210
Proceeds from issuance of shares, net	28,169	22,436	28,169	22,436	22,165
Repayment of IIA grants	(214)	(219)	(100)	(99)	(219)
Repayment of liabilities in respect of TEVA	-	(2,834)	-	(2,000)	(2,834)
Net cash provided by financing activities	30,712	19,907	30,525	20,709	19,394

Exchange rate differences on cash and cash equivalent balances	34	(86)	13	18	(84)
Increase (decrease) in cash and cash equivalents	23,582	(5,391)	31,678	2,685	(2,711)
Balance of cash and cash equivalents at the beginning of the period	9,155	11,866	1,059	3,790	11,866
Balance of cash and cash equivalents at the end of the period	32,737	6,475	32,737	6,475	9,155

MediWound Ltd.

Adjusted EBITDA
U.S. dollars in thousands

	Nine months ended		Three months ended		Year Ended
	September 30,		September 30,		December 31,
	2025	2024	2025	2024	2024
Net loss	(16,696)	(26,316)	(2,652)	(10,282)	(30,224)
Adjustments:
Financial income (expenses), net	866	(12,974)	3,926	(5,180)	(10,763)
Other expenses	(4)	-	-	-	(18)
Taxes on income	(96)	(43)	(53)	(21)	(61)
Depreciation and amortization	(1,170)	(1,086)	(418)	(361)	(1,483)
Share-based compensation expenses	(2,446)	(2,316)	(740)	(1,046)	(3,138)
Total adjustments	(2,850)	(16,419)	2,715	(6,608)	(15,463)
Adjusted EBITDA	(13,846)	(9,897)	(5,367)	(3,674)	(14,761)